CTDC Reaffirms Commitment to Solar Projects Investment

Hong Kong- July 20, 2011- China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or the “Company”), a growing clean energy group that provides solar energy products and solutions, based in Hong Kong with sales offices in Milan and Munich, announced today that the Company has reaffirmed its commitment to solar projects investment and plans to file its interim report for 2011 with the SEC by the end of August.

“We are very pleased to have PricewaterhouseCoopers as our auditor for the past two years, which sets us apart from problematic companies in the China space.” Zhenwei Lu, Chief Financial Officer of CTDC said. “We are gaining traction on the investment and construction of solar parks in Italy as our business model is geared towards providing equity and loans for PV projects.”

“Our current majority shareholders will not rule out the possibility of increasing their holdings of CTDC shares as a way of supporting our growth.” Alan Li, Chairman and CEO of CTDC said.

About China Technology Development Group Corporation (NASDAQ: CTDC)
CTDC, a fast-growing clean energy group based in Hong Kong, provides solar energy products and solutions to the global market under the “LSP” brand.

For more information, please visit http://www.chinactdc.com

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) the Company’s ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding the Company’s product volume growth, market share, prices and margins; E) expectations and targets for the Company’s results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and the Company’s ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that the Company currently expect. Factors that could cause these differences include the risk factors specified on the Company’s annual report on Form 20-F for the year ended December 31, 2010 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:
Weining Zhang, Chief Communications officer
China Technology Development Group Corporation
Tel: +1 415 358 0899
Email: ir@chinactdc.com
Web: www.chinactdc.com